UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On November 12, 2014, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its 2014 Annual General Meeting of Shareholders (the “Annual Meeting”). The supplemental proxy statement for the Annual Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on October 15, 2014, and is incorporated herein by reference. Of the 11,716,420 ordinary shares issued and outstanding and eligible to vote as of the record date of September 30, 2014, a quorum of 3,525,007 (30.09%) of the eligible shares, was present in person or represented by proxy. As set forth below, Proposals 1-7 were approved at the Annual Meeting and Proposals 9-11 were not approved at the Annual Meeting.

The following Proposals 1 through 7 were presented for approval at the Annual Meeting by the Board of Directors of Rosetta:

1.	Approval of the re-election of Mr. Brian A. Markison to serve as a Class I director of the Company for a 3-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association.

FOR	AGAINST	ABSTAIN
2,614,826	704,348	80,283

2.	Approval of the re-election of Dr. Yitzhak Peterburg to serve as a Class I director of the Company for a 3-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association.

FOR	AGAINST	ABSTAIN
2,616,822	704,469	78,166

3.	Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and until the next Annual General Meeting, and to authorize the Audit Committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services.

FOR	AGAINST	ABSTAIN
3,251,714	188,661	84,632

4.	Approval of the addition of 900,000 ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), to the shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (“GSIP”), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 1,803,739.

FOR	AGAINST	ABSTAIN
1,476,371	1,450,832	472,254

5.	Approval effective as of January 1, 2014, in accordance with Section 272(c1)(1) of the Israeli Companies, Law, 5759-1999 (the “Companies Law”) of an extension, to the amendment dated June 3, 2012 of the employment agreement of Mr. Ken Berlin, the Chief Executive Officer of the Company. According to such amendment, the CEO is entitled to a base salary at the annual rate of $500,000 USD, payable bi-weekly or otherwise in accordance with the payroll policy of the Company, set to expire at the Company’s 2015 Annual Shareholder Meeting.

FOR	AGAINST	ABSTAIN
1,754,389	1,571,139	73,929

6.	Approval, in accordance with Section 272(c1)(1) of the Companies, Law, for Mr. Ken Berlin, the Chief Executive Officer of the Company, of a grant of options to purchase up to 100,000 Ordinary Shares of the Company at an exercise price per share equal to the closing price on the date of grant, which shall be November 30, 2014, vesting in equal installments quarterly over a period of four (4) years beginning on November 30, 2014, and such options shall expire seven (7) years after the date of grant, unless they expire earlier in accordance with the terms of the GSIP and 20,000 Restricted Stock Units (“RSUs”) vesting in equal installments annually over a period of four (4) years beginning on November 30, 2014. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP.

FOR	AGAINST	ABSTAIN
1,696,371	1,332,991	370,095

7.	Replacement of Section 38 of the Company’s Articles of Association with the following: “The Board of Directors of the Company shall consist of not less than two (2) nor more than seven (7) Directors”.

FOR	AGAINST	ABSTAIN
2,271,933	639,103	488,421

The following Proposals 9 through 11 were presented for approval at the Annual Meeting at the request of shareholders Messrs. Israel Makov, who allegedly owned, as of the record date, 1.69 % of the Company's outstanding share capital, and Nachum (Homi) Shamir, who allegedly owned, as of the record date, 1.67% of the Company's outstanding share capital:

9.	Providing there are available vacancies on the Company's Board of Directors, according to Article 38 of the Company's Articles of Association, election of Mr. Nachum (Homi) Shamir to serve as a Class II director of the Company for a 1 year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2015 in accordance with the Company’s Articles of Association.

FOR	AGAINST	ABSTAIN
477,439	1,885,042	1,162,526

10.	Providing there are available vacancies on the Company's Board of Directors, according to Article 38 of the Company's Articles of Association, election of Mr. Doron Birger to serve as a Class I director of the Company for a 3 year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association.

FOR	AGAINST	ABSTAIN
477,439	1,885,042	1,162,526

11.	Providing there are available vacancies on the Company's Board of Directors, according to Article 38 of the Company's Articles of Association, election of Mr. Ori Hershkovitz to serve as a Class III director of the Company for a 2 year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2016 in accordance with the Company’s Articles of Association.

FOR	AGAINST	ABSTAIN
477,439	1,885,042	1,162,526

Following the Annual Meeting, the Board consists of the following members:

•	Class I: Mr. Brian A. Markison and Dr. Yitzhak Peterburg serve as Class I directors, with terms to expire at the annual general meeting of shareholders to be held in 2017;

•	Class II: Dr. Joshua Rosensweig and Dr. David Sidransky serve as Class II directors, with terms to expire at the annual general meeting of shareholders to be held in 2015; and

•	Class III: Mr. Roy N. Davis serves as a Class III director, with a term to expire at the annual general meeting of shareholders to be held in 2016.

In addition, two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by Rosetta’s shareholders on August 5, 2013 for three-year terms.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 12, 2014	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary